ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

BY EDGAR

December 16, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	ProShares Trust (Registration Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

On behalf of ProShares Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

In addition to the Part C, the Amendment includes the following:

(i) a Prospectus relating to ProShares USD Covered Bond (the “Fund”), a series of the Trust; and

(ii) a Statement of Additional Information relating to the Fund.

The Amendment is being submitted to register shares of the Fund and relates solely to the Fund. No information relating to any other series or class of series of the Trust is amended or superseded hereby.

No fees are required in connection with this filing. Please direct any comments or questions on the Amendment to Kenneth Fang at (301) 634-4357.

Regards,

/s/ Rajib Chanda
Rajib Chanda